Exhibit 99.4

INSTRUCTIONS BOOKLET FOR TATA MOTORS LIMITED ADS SUBSCRIPTION FORM

FOR ADS RIGHTS TO PURCHASE ADSs OF TATA MOTORS LIMITED

Tata Motors Limited (the “Company”) is distributing to (i) holders of Ordinary Shares and ‘A’ Ordinary Shares (the “shares”) rights to subscribe for new Ordinary Shares and new ‘A’ Ordinary Shares, as applicable (the “share rights”), and (ii) holders of its American Depositary Shares (the “ADSs”) rights to subscribe for new ADSs (the “ADS rights”). The Prospectus, dated March 30, 2015, together with a Prospectus Supplement, dated March 30, 2015 (collectively, the “Prospectus”), is available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml. Hard copies of the Prospectus are not being distributed. Copies of the Prospectus are available upon request from the Information Agent, Georgeson Inc, by phone at (866) 821-2550 (U.S. toll free). The Company has made arrangements with Citibank, N.A., as ADS rights agent for the ADSs, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on April 7, 2015 (the “ADS record date”) upon the terms set forth in the Prospectus. The CUSIP No. for the Company’s ADSs is 876568502, and the ADSs are quoted on the New York Stock Exchange under the symbol “TTM”. The CUSIP No. for the ADS rights is             , and the ADS rights will be quoted on the New York Stock Exchange under the symbol “TTM RT”. Your prompt attention is requested, as the ADS subscription period expires at 2:15 p.m. (New York City time) on April 27, 2015 (the “ADS rights expiration date”).

Your ADS subscription form contains sections related to the choices available to you regarding the ADS rights. The following instructions are intended solely to assist you in completing your ADS subscription form. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

If you have special instructions for the ADS rights agent, which cannot be included in the ADS subscription form, you should send a letter setting forth such instructions to the ADS rights agent with your ADS subscription form. In all cases you should include your daytime telephone number in the space provided in the ADS subscription form (in case the ADS rights agent needs to contact you for further information), and you should include a properly completed and executed IRS Form W-9 or W-8, as applicable.

Exercise of ADS Rights

You will receive 0.055045 ADS right for every ADS you held as of the ADS record date. One (1) ADS right will entitle you to purchase one (1) new ADS. Fractional entitlements to ADS rights will be rounded down to the nearest whole number and fractional ADS rights will lapse without compensation. To exercise your ADS rights and to subscribe for any new ADSs, you must pay the ADS deposit amount of US$ 39.42 per subscribed new ADS, which is the U.S. dollar equivalent of the share subscription price in Indian Rupees for five (5) Ordinary Shares (as each ADS represents five (5) Ordinary Shares) converted into U.S. dollars at the exchange rate of Rs.62.7825 per U.S. dollar, based on the opening exchange rate published by Bloomberg L.P. at 7:29 a.m., New York City time, on March 27th, 2015, plus an additional 10%, representing an allowance for potential fluctuations in the exchange rate between the Indian rupee and the U.S. dollar, ADS issuance fees of the depositary of US$0.05 per new ADS issued and currency conversion expenses. The final ADS subscription price will be the U.S. dollar equivalent of the Ordinary Share subscription price (adjusted to reflect the ADS-to-Ordinary Share ratio) based on the exchange rate between the Indian rupee and the U.S. dollar on or about April 29, 2015, plus ADS issuance fees and currency conversion expenses (the “final ADS subscription price”). If the amount you pay to subscribe each new ADS is more than the final ADS subscription price, the ADS rights agent will refund the amount of the excess in U.S. dollars promptly to you without interest. If the amount you pay to subscribe each new ADS is insufficient to pay the final ADS subscription price, the ADS rights agent will pay the amount of the shortfall of the final ADS subscription price to the Company on your behalf, and you will need to reimburse to the ADS rights agent for such shortfall prior to your receiving any new ADSs. The ADS rights agent may sell all or a portion of the new ADSs in an amount sufficient to pay any shortfall that is not paid within 14 calendar days of notice of the deficiency. In addition, to the extent that the shortfall of the amount you pay to subscribe each new ADS below the final ADS subscription price exceeds 20% of the final ADS subscription price, the ADS rights agent may reduce pro-rata the amount of new Ordinary Shares for which it subscribes, which will reduce the number of new ADSs that will be available for delivery to you. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price. The exercise of ADS rights is irrevocable and may not be cancelled or modified.

All ADSs not taken up in terms of the offering of ADS rights will be available for allocation to holders of ADS rights who wish to apply for a greater number of ADSs than the ADSs they can subscribe for upon exercise of their ADS rights. The number of excess ADSs available for allocation to holders of ADS rights is subject to a maximum as set forth in the Prospectus. In order to apply for excess ADSs, you must first exercise in full the ADS rights you hold, and you must pay the ADS deposit amount for each excess ADS you wish to subscribe. The excess ADSs will be allocated, based on the number of ADS rights validly exercised, to holders of ADS rights that have exercised their rights in full and have validly applied for excess ADSs. Any fractional excess ADSs will be rounded down to the nearest whole number, will not be issued and will lapse without compensation. If the number of excess ADSs is insufficient to satisfy your excess application in full, the deposit amount relating to any excess ADSs not delivered you will be returned to you in U.S. dollars without interest. Excess applications must be made together with initial subscriptions for ADSs.

The offering of shares rights (including ADS rights) is subject to the condition precedent that at least 90% of the share rights (including ADS rights) are validly exercised. If this condition is not satisfied, the Company will terminate the offering of share rights (including ADS rights), in which event share rights and ADS rights will become null and void and the ADS deposit amount already tendered will be returned to you in U.S. dollars without interest subject to the possible loss of a portion of the ADS deposit amount due to exchange rate fluctuations between the Rupee and U.S. Dollar.

If you wish to exercise your ADS rights, you should:

1.	complete and sign the enclosed ADS subscription form, indicating in the appropriate place the number of new ADSs (including excess ADSs, if any) you wish to subscribe;

2.	obtain a U.S. dollar certified check made payable to the order of “Citibank, N.A. — Tata Motors ADS Rights Offering” for the full deposit amount payable for all new ADSs you are subscribing for upon the exercise of your ADS rights (including excess ADSs, if any); and

3.	deliver the completed and signed ADS subscription form and proper payment for the full deposit amount payable for the total number of new ADSs subscribed for pursuant to the exercise of ADS rights (and excess applications, if any), to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information” prior to the expiration of the ADS subscription period at 2:15 p.m. (New York City time) on April 27, 2015.

All documents and the full deposit amount must be received by the ADS rights agent before the ADS rights expiration date at one of the addresses set forth below under the heading “Contact and Mailing Information”. Any exercise of ADS rights is effective only when received by the ADS rights agent. Your exercise of ADS rights is irrevocable and may not be cancelled or modified. Deposits in the mail will not constitute delivery to the ADS rights agent.

You may elect the method for delivery of the completed ADS subscription form and payment to the ADS rights agent of the amount payable for the new ADSs for which you subscribe, and you will bear any risk associated therewith. If you send ADS subscription forms or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent before the ADS rights expiration date. In order to ensure timely delivery to the ADS rights agent, you may wish to consider the use of an overnight courier.

If you exercise less than all of the ADS rights evidenced by your ADS subscription form by so indicating thereon, your unexercised ADS rights will become void and will have no further value.

If you do not indicate the number of new ADSs to be subscribed for on the ADS subscription form, or if you indicate a number of new ADSs that does not agree with the amount of proper payment you delivered, you will be deemed to have subscribed for the maximum number of whole ADSs that may be subscribed for by the deposit amount you delivered. The ADS subscription form only evidences ADS rights and does not grant any rights or impose any obligations not granted or imposed pursuant to the express terms of the ADS rights offering described in the Prospectus.

If you wish to subscribe for offered ADSs (including any excess ADSs) but time will not permit your ADS rights to reach the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received a properly completed and signed notice of guaranteed delivery, substantially in the form enclosed, from a financial institution that is a member of the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) or the New York Stock Exchange Inc. Medallion Signature Program (MSP). These institutions are commonly referred to as “eligible institutions”. Most banks, savings and loan associations and brokerage houses are participants in these programs and therefore are eligible institutions. The ADS rights agent must also receive payment in full of the deposit amount on or before the ADS rights expiration date. The notice of guaranteed delivery must state your name and the number of new ADSs you are subscribing for and must irrevocably guarantee that the ADS rights will be delivered by one of those financial institutions to the ADS rights agent before 2:15 p.m., New York City time, on the third New York Stock Exchange trading day following the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by first-class mail, by hand or by overnight courier to the ADS rights agent together with a certified check covering the full deposit amount. If you hold ADS rights through The Depository Trust Company (“DTC”), your DTC participant must deliver the notice of guaranteed delivery to the ADS rights agent through DTC’s confirmation system. If the financial institution fails to deliver ADS rights before 2:15 p.m., New York City time, on the third New York Stock Exchange trading day following the date of execution of the notice of guaranteed delivery, the ADS rights agent will refund to you the total deposit amount you paid to the ADS rights agent, without interest, after deducting any loss and expenses it incurred from the failed guaranteed delivery.

Sale of ADS Rights

If you wish to instruct the ADS rights agent to attempt to sell some or all of your ADS rights, you should:

1. complete and sign the enclosed ADS subscription form, indicating in the appropriate place, the number of ADS rights you wish to sell; and

2. deliver the completed and signed ADS subscription form to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.

If you wish to instruct a sale of ADS rights, your duly completed ADS subscription form must be delivered to the ADS rights agent no later than 5:00 p.m. (New York City time) on April 23, 2015 so as to enable the ADS rights agent to execute the sale order on or prior to April 24, 2015. The ADS rights agent will charge holders of ADS rights customary fees (US$ 0.02 per ADS right sold), taxes and expenses for selling ADS rights. A check representing the proceeds of any ADS rights sold (after deduction of applicable fees, taxes and expenses) will be sent to the holder of such ADS rights after the ADS rights expiration date. The net sale proceeds that you are entitled to for your ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. The execution of sale orders will be subject to the terms and conditions described in the Prospectus.

Transfer of ADS Rights

If you wish to transfer all or a portion of the ADS rights represented by your ADS subscription form, you should:

1. complete and sign a stock power;

2. arrange for your signature on the stock power to be guaranteed by an eligible institution; and

3. deliver the ADS subscription form and the related completed, signed and guaranteed stock power to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to transfer your ADS subscription form, the duly completed, signed and guaranteed stock power and related ADS subscription form must be delivered to the ADS rights agent with sufficient time to execute the requested transfer prior to 2:15 p.m. (New York City time) on April 27, 2015.

If your ADS subscription form has been properly transferred, the transferee will be able to exercise the ADS rights evidenced by the ADS subscription form. As the result of delays in the mail, the necessary processing time and other factors, you or your transferee may not receive the new ADS subscription form in time to enable the holder of the ADS rights to complete a sale or exercise by the ADS rights expiration date. Neither the Company nor the ADS rights agent will be liable to either a transferor or transferee for any such delays.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable function of the DTC system. Payment for new ADSs subscribed for must be received by the ADS rights agent via DTC prior to the ADS rights expiration date. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised ADS rights.

Signature Requirements

The signature(s) on any ADS subscription form must correspond with the name(s) of the registered holder(s) exactly as it appears on the face of the ADS subscription form without any alteration or change whatsoever. In the case of joint registered holders, each person must sign the ADS subscription form in accordance with the foregoing. If you sign the ADS subscription form in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other fiduciary or representative, you must indicate the capacity in which you are signing when you sign and, if requested by the ADS rights agent in its sole and absolute discretion, you must present to the ADS rights agent satisfactory evidence of your authority to sign in that capacity.

In all cases your daytime telephone number should be included in the space indicated on your ADS subscription form so that, if necessary, the ADS rights agent may call you for further instructions.

Taxpayer Identification Number and Form W-9 or W-8

If you decide to exercise or sell all or a portion of the ADS rights evidenced by your ADS subscription form, you should provide the ADS rights agent with a properly completed and executed IRS Form W-9 or W-8, as applicable. Failure to provide a duly completed Form W-9 or W-8, as applicable, may subject you to the applicable rate of back-up U.S. federal income tax withholding with respect to funds to be remitted to you in respect of distributions made in respect of the new ADSs.

Tax Consequences

See the description set forth in the Prospectus under the heading “Taxation” for information concerning tax consequences pertaining to the above transactions.

Method of Delivery

THE METHOD OF DELIVERY OF THE ADS SUBSCRIPTION FORM OR NOTICE OF GUARANTEED DELIVERY AND PROPER PAYMENT FOR ANY NEW ADSs THAT YOU SUBSCRIBE FOR TO THE ADS RIGHTS AGENT WILL BE AT YOUR ELECTION AND RISK. IF SENDING BY MAIL, YOU ARE URGED TO SEND THE ADS SUBSCRIPTION FORM AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE ADS RIGHTS AGENT BY 2:15 P.M. (NEW YORK CITY TIME) ON APRIL 27, 2015 (FOR SUBSCRIPTIONS, AND SUCH OTHER DATES AND TIMES REFERRED TO ABOVE FOR OTHER PURPOSES). DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT. YOU MAY WANT TO MAKE USE OF AN OVERNIGHT COURIER TO ENSURE TIMELY DELIVERY TO THE ADS RIGHTS AGENT.

Irregularities

All questions concerning the timeliness, validity, form and eligibility of any exercise of ADS rights will be determined by the Company and the ADS rights agent, whose determinations will be final and binding. The Company and the ADS rights agent, in their sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as they may determine, or reject the purported exercise of any ADS right. ADS subscription forms will not be deemed to have been received or accepted until all defects or irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the ADS rights agent will be under any duty to give notification of any defect or irregularity in connection with the submission of ADS subscription forms or incur any liability for failure to give such notification.

Contact and Mailing Information

Any questions you may have should be addressed as promptly as possible to your bank, broker or other advisor or to Georgeson Inc., the Information Agent as set forth in “The Rights Offering — The Information Agent and ADS Holder Helpline” in the Prospectus.

The address of the ADS rights agent is as follows:

For delivery by first-class mail:	For delivery by hand or overnight courier:

Citibank, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

DELIVERY OF THE ADS SUBSCRIPTION FORM OR ANY OTHER DOCUMENT OR PAYMENT TO

AN ADDRESS OTHER THAN ONE OF THE ADDRESSES SET FORTH ABOVE DOES NOT

CONSTITUTE A VALID DELIVERY.